Exhibit 99.11

CONSENT OF EXPERT

FILED BY EDGAR

March 9, 2018

United States Securities and Exchange Commission

Re:      Entrée Resources Ltd. – Form 40-F

I refer to the report entitled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” (the “Report”) with an effective date of 15 January 2018 as referenced in the Annual Report on Form 40-F dated March 9, 2018 for the year ended December 31, 2017 (the “Form 40-F”) of Entrée Resources Ltd. (the “Company”), which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

This letter is being filed as my consent to the use of my name and the Report, and summaries thereof (the “Summary Material”), in the Form 40-F, the Company’s Management Discussion and Analysis for the year ended December 31, 2017 and in the Company’s Annual Information Form for the year ended December 31, 2017 and any amendments thereto.

I hereby consent to the incorporation by reference in the Company's Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Report and the reference to my name as set forth above in the Form 40-F.

Yours truly,

/s/ Peter Oshust
Peter Oshust, P.Geo.